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                                                                  OMB APPROVAL
                                 UNITED STATES               -------------------------
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                             Washington, D.C. 20549          Expires: October 31, 2002
                                                             Estimated average burden
                                                             hours per form.......14.9
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

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 8)*

                                ADMINISTAFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00 7094105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             CAROL V. SCHWARTZ, ESQ.
                            AMERICAN EXPRESS COMPANY
                                 40 WALL STREET
                                 19 FLOOR/ 101B
                            NEW YORK, NEW YORK 10005
                                 (917) 639-3298
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------
CUSIP No. 00 7094105
----------------------------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Express Travel Related Services Company, Inc.
            I.R.S. Identification No. 13-3133497
----------------------------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
----------------------------------------------------------------------------------------------------
      3

----------------------------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
----------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      5     [ ]
            NA
----------------------------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            State of New York
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES            7       SOLE VOTING POWER

                                    3,917,282
----------------------------------------------------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER
  OWNED BY
EACH REPORTING                      0
----------------------------------------------------------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH
                                    3,917,282
----------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,917,282
----------------------------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

----------------------------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.85%
----------------------------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            CO
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 8 (this "Amendment") amends and supplements the
Schedule 13D originally filed on February 6, 1998, as amended (the "Schedule"), by American Express Travel Related Services Company, Inc. ("TRS") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Administaff, Inc, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

         Items 3, 4, 5 and 6 of the Schedule are hereby amended and supplemented by adding thereto the following:

         On March 5, 2002 and November 7, 2001, respectively, TRS exercised Warrants to purchase 526,271 and 263,729 shares of common stock at an exercise price of $25.00 per share.

         On August 29, 2001, August 30, 2001, August 31, 2001 and September 1, 2001, TRS sold 60,000, 20,000, 115,000 and 78,729 shares, respectively, at per share purchase prices of $32.50, $32.16, $31.99 and $32.02, respectively. On March 5, 2002, the Issuer purchased from TRS 526,271 shares at the purchase price of $27.02 per share, such amount being the closing price of the Issuer's common shares on the New York Stock Exchange Composite Tape on March 5, 2002. The Issuer and TRS net settled the exercise of the 526,271 Warrants and the sale by TRS of the shares underlying such Warrants to the Issuer, resulting in a payment by the Issuer to TRS of $1,063,067.42.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American Express Travel Related Services Company, Inc. is true, complete and correct.

Dated: April 4, 2002

                                                 AMERICAN EXPRESS TRAVEL RELATED
                                                 SERVICES COMPANY, INC.

                                                 By: /s/ Stephen P. Norman
                                                     ________________________
                                                 Name:  Stephen P. Norman
                                                 Title: Secretary

                                   APPENDIX A

                            AMERICAN EXPRESS COMPANY

                         LIST OF DIRECTORS AND OFFICERS

                  The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.




Name                             Title                            Principal Occupation and Address and
----                             -----                            ------------------------------------
                                                                            Business of Employer
                                                                            --------------------
Daniel F. Akerson                Director                         Chairman and Chief Executive Officer
                                                                  XO Communications, Inc.
                                                                  1111 Sunset Hills Road, 5th Floor
                                                                  Reston, Virginia 20190

Edwin L. Artzt                   Director                         Former Chairman of the Board and Chief
                                                                  Executive Officer
                                                                  The Proctor & Gamble Company
                                                                  One Proctor & Gamble Plaza
                                                                  Cincinnati, Ohio 45202-3315

Charlene Barshefsky              Director                         Senior International Partner
                                                                  Wilmer Cutler & Pickering
                                                                  2445 M Street, N.W.
                                                                  Washington, D.C. 20037

William G. Bowen                 Director                         President
                                                                  The Andrew W. Mellon Foundation
                                                                  140 East 62nd Street
                                                                  New York, New York 10021

Kenneth I. Chenault              Chairman, Chief Executive
                                 Officer and Director

James M. Cracchiolo              Group President--
                                 Global Financial Services

Gary L. Crittenden               Executive Vice President and
                                 Chief Financial Officer

Peter R. Dolan                   Director                         Chairman and Chief Executive Officer
                                                                  Bristol-Myers Squibb Company
                                                                  345 Park Avenue
                                                                  New York, N.Y. 10154-0037

Ursula F. Fairbairn              Executive Vice President,
                                 Human Resources and
                                 Quality

Edward P. Gilligan               Group President--
                                 Global Corporate Services

John D. Hayes                    Executive Vice President,
                                 Global Advertising and
                                 Brand Management

David C. House                   Group President--
                                 Global Network and
                                 Establishment Services and
                                 Travelers Cheque Group

F. Ross Johnson                  Director                         Chairman and Chief Executive Officer
                                                                  RJM Group
                                                                  200 Galleria Parkway, N.W., Suite 970
                                                                  Atlanta, Georgia 30339

Vernon E. Jordan, Jr.            Director                         Senior Managing Director
                                                                  Lazard Freres & Co. LLC
                                                                  30 Rockefeller Plaza
                                                                  New York, NY  10020

Alfred F. Kelly Jr.              Group President--
                                 U.S. Consumer and
                                 Small Business Services

Jan Leschly                      Director                         Chairman and Chief Executive Officer
                                                                  Care Capital LLC
                                                                  Princeton Overlook I
                                                                  100 Overlook Center and Route 1
                                                                  Princeton, NJ  08540

Jonathan S. Linen                Vice Chairman

Richard A. McGinn                Director                         Partner
                                                                  RRE Ventures
                                                                  126 East 56th Street
                                                                  New York, NY 10022

Louise M. Parent                 Executive Vice President and
                                 General Counsel

Frank P. Popoff                  Director                         Former Chairman and
                                                                  Chief Executive Officer
                                                                  The Dow Chemical Company
                                                                  2030 Dow Center
                                                                  Midland, Michigan 48674

Glen Salow                       Executive Vice President and
                                 Chief Information Officer

Thomas Schick                    Executive Vice President--
                                 Corporate Affairs and
                                 Communications

             American Express Travel Related Services Company, Inc.
                         List of Directors and Officers

         The following individuals are executive officers or directors of TRS. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of TRS, and of American Express Company, is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

Name                             Title                            Principal Occupation and Address and
----                             -----                            ------------------------------------
                                                                            Business of Employer
                                                                            --------------------
Kenneth I. Chenault              Chairman, Chief Executive        Chief Executive Officer
                                 Officer and Director             American Express Company

James M. Cracchiolo              Group President--
                                 Global Financial Services

Edward P. Gilligan               Group President--                Group President--
                                 Global Corporate Services        Global Corporate Services
                                                                  American Express Company

David C. House                   Group President--Global
                                 Network and
                                 Establishment Services and
                                 Travelers Cheque Group

Alfred F. Kelly Jr.              Group President--                Group President--
                                 U.S. Consumer and                U.S. Consumer and
                                 Small Business Services          Small Business Services
                                                                  American Express Company

Jonathan S. Linen                Director                         Vice Chairman
                                                                  American Express Company

Louise M. Parent                 General Counsel and Director     Executive Vice President and
                                                                  General Counsel
                                                                  American Express Company

Jay B. Stevelman                 Treasurer

                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'